Trebel Music Video.mp4 (1m 44s)
https://jotengine.com/transcriptions/BauXbXiR5q0N2AUz7vpT5g 3 speakers (Gary Mekikian, Male, Female)

[0:00:01] Gary Mekikian: My name is Gary Mekikian. I'm the CEO and co-founder of Trebel Music. Trebel Music is the world's only free and offline music service. More than 3.5 million people have downloaded Trebel Music, and they love it.

[0:00:14] Male: I love the app. Layout is amazing, and when it comes to the music genres, it was like on point.

[0:00:20] Female: I love the Trebel app. It's super easy to use, fun, has a lot of really great artists on it.

[0:00:27] Male: It allows me to have my music on the go and for free. As a college student, that's always something that I'm looking for. The ability to be able to download a bunch of songs seamlessly, while integrated with social media; haven't seen that in a music streaming app before. I get the music that I want to listen to, and then the people who make the music are actually getting money instead of people illegally downloading it.

[0:00:52] Female: The choice of artists on Trebel is great. I've never really had an issue trying to look for a particular song that I was looking for. I have no complaints. I just get to listen to music everywhere, no matter if I have a connection or not.

[0:01:06] Male: I can play my favorite songs without using no data, and it's free.

[0:01:13] Gary Mekikian: Let me tell you about the investment opportunity. We just closed our series A, so we have more than enough money to start growing the business. During the month of April, we want to make the same opportunity available to you at the same price. Try out the app, listen to some music, maybe dance a little bit; and if you love it, join our community of investors. [0:01:34]